As filed with the Securities and Exchange Commission on April 21, 2025

Securities Act File No. 333-285952

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549.

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☑

DUPREE MUTUAL FUNDS

(Exact Name of Registrant as Specified in Charter)

125 South Mill Street, Vine Center, Suite 100

Lexington, Kentucky 40507

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (859) 254-7741

Allen E. Grimes, III

Dupree & Company, Inc.

125 South Mill Street, Vine Center, Suite 100

Lexington, Kentucky 40507

(Name and Address of Agent for Service)

Copies to:

Michael V. Wible

Thompson Hine LLP

41 S. High Street, Suite 1700

Columbus OH 43215

No filing fee is required because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares.

It is proposed that this filing will become effective immediately pursuant to Rule 485(b)) under the Securities Act of 1933.

Explanatory Note: The Information Statement/Prospectus and Statement of Additional Information, each in the form filed on March 20, 2025 to the Registrant’s Registration Statement on Form N-14 (File No. 333-285952) (Accession Number 0001193125-25-058618), are incorporated herein by reference.

The sole purpose of this amendment is to add an undertaking in Item 17 of Part C to file, by Post-Effective Amendment, the final opinion of counsel supporting the tax consequences of the reorganization within a reasonable time after receipt of such opinion.

Part C

Other Information

ITEM 15. Indemnification

Reference is made to Article VII, Section 7.4 of the Registrant’s Amended Agreement and Declaration of Trust:

The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise), (hereinafter referred to as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office (“disabling conduct”). Anything herein contained to the contrary notwithstanding, no Covered Person shall be indemnified for any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject unless (1) a final decision on the merits is made by the court or other body before whom the proceeding was brought that the Covered Person to be indemnified was not liable by reason of disabling conduct or, (2) in the absence of such a decision, a reasonable determination is made, based upon a review of the facts, that the Covered Person was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of Trustees who are neither “interested parties” of the Company as defined in the Investment Company Act of 1940 nor parties to the proceeding (“disinterested, non-party Trustees”), or (b) an independent legal counsel in a written opinion.

ITEM 16. Exhibits

(1) Form of Amended and Restated Agreement and Declaration of Trust is incorporated by reference to Post-Effect Amendment No 65 to Registrant’s Registration Statement filed October 28, 2017.

(2) By-Laws. Registrant’s By-Laws are incorporated by reference to Post-Effective Amendment No. 63 Registrant’s Registration Statement filed October 27, 2016.

(3) None.

(4) Agreement and Plan of Reorganization, dated […], 2025, is incorporated by reference to Exhibit A of Part A of the Registrant’s Registration Statement on Form N-14 filed March 20, 2025.

(5) Instruments Defining Rights of Security Holders. None other than in the Amended and Restated Agreement and Declaration of Trust and By-Laws of the Registrant.

(6) Investment Advisory Agreements.

(i) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of the Acquiring Kentucky Fund, and Dupree & Company, Inc., dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement field October  31, 2014.

(ii) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of the Target Kentucky Fund, and Dupree & Company, Inc., dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October  31, 2014.

(iii) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of the Acquiring North Carolina Fund, dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October  31, 2014.

(iv) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of the Target North Carolina Fund, dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October  31, 2014.

(v) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of the Acquiring Tennessee Fund, dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October  31, 2014.

(vi) Investment Advisory Agreement by and between Dupree Mutual Funds, for and on behalf of the Target Tennessee Fund, dated November 1, 2014, is incorporated by reference to Post-Effective Amendment No. 59 to Registrant’s Registration Statement filed October 31, 2014.

(7) None.

(8) None.

(9) Custody Agreement. Custody Agreement by and between Dupree Mutual Funds and U.S. Bank National Association, dated April 1, 2009, is incorporated by reference to Post-Effective Amendment No. 61 to Registrant’s Registration Statement filed October 30, 2015.

(10) None.

(11) Opinion and Consent of Thompson Hine LLP is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed March 20, 2025.

(12) Form of Opinion of Thompson Hine LLP supporting the tax matters and consequences to shareholders discussed in the Prospectus/Information Statement is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed March 20, 2025.

(13)

(i) Transfer Agent Agreement by and between Dupree Mutual Funds and Dupree & Company, Inc., as amended on October 22, 2008, is incorporated by reference to Post-Effective Amendment No. 63 to Registrant’s Registration Statement filed October  27, 2016.

(ii) Compliance Services Agreement by and between Dupree Mutual Funds and Northern Lights Compliance Services, dated February 23, 2023, is incorporated by reference to Post-Effective Amendment No. 75 to Registrant’s Registration Statement filed October  28, 2024.

(14) Consent of Independent Registered Public Accounting Firm is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed March 20, 2025.

(15) None.

(16) Powers of Attorney. Powers of Attorney for Marc A. Mathews and James C. Baughman are incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed March 20, 2025.

ITEM 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file, by post-effective amendment to this registration statement, the final opinion of counsel supporting the tax consequences of the reorganization discussed in the combined proxy statement and prospectus within a reasonable time after receipt of such opinion.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, Commonwealth of Kentucky on the 18th day of April, 2025.

DUPREE MUTUAL FUNDS (Registrant)

By:	/s/ Allen E. Grimes, III
Allen E. Grimes, III
President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James C. Baughman* James C. Baughman *	Trustee	April 18, 2025

/s/ Marc A. Mathews* Marc A. Mathews*	Trustee	April 18, 2025

/s/ Allen E. Grimes, III Allen E. Grimes, III	Trustee, President, and Principal Executive Officer	April 18, 2025

/s/ Vincent Harrison Vincent Harrison	Assistant Treasurer and Acting Principal Financial Officer	April 18, 2025

By:	/s/ Allen E. Grimes, III
Allen E. Grimes, III Attorney-In-Fact

* Pursuant to Powers of Attorney incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed March 20, 2025.